EXHIBIT 5

Media Release

23 December 2003

Mayne announces continuation of on-market buy-back

Mayne Group Limited (Mayne) today announced that as part of its ongoing capital management strategy, it intends to extend its current on-market buy-back program by increasing the maximum number of shares to be bought back to approximately 85 million.

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James, said that the continuation of the on-market buy-back demonstrates Mayne’s ongoing efforts to manage its balance sheet efficiently.

“The proceeds received from the sale of the hospitals business has reduced our gearing level. The extension of the on-market buy-back and the announcement earlier this month of the off-market buy-back is part of Mayne’s ongoing commitment to efficiently manage its capital,” he said.

The on-market buy-back was originally announced on 28 August 2002, with the intention of repurchasing a maximum of 75 million shares. The period of the buy-back was extended on 1 October 2003 for an additional 12 months. To date Mayne has bought back 73,521,763 shares under its on-market buy-back program.

In accordance with the Corporations Act, the maximum number of shares that can be bought back without seeking specific shareholder approval is limited to the 10% of the share capital in a 12-month period. Mayne can therefore repurchase approximately 10 million additional shares on-market without breaching the annual 10% limit.

Mayne plans to seek shareholder approval in early 2004 for a buy-back up to $500 million. As announced on 2 December 2003, Mayne anticipates that it will proceed with an off-market buy-back tender of $250-$350 million. The final quantum of the buy-back will depend on various factors, including an assessment of the value to Mayne in buying back shares versus any capital redeployment opportunities that may exist. Further details of the off-market buy-back will be announced early in the New Year.

Mayne Group Limited is listed on the Australian Stock Exchange and has businesses in pharmaceuticals (the manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries), health services (pathology, diagnostic imaging, medical centres, pharmacy services) and health-related consumer products.

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